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Daniel Gartenberg PhD ·

2nd

CEO at SleepSpace

New York City Metropolitan Area ·

Contact info

SleepSpace

George Mason University

500+ connections



2 mutual connections: Tony Wilkins and Julian Ivann

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Featured

Hot off the presses, we just published a paper in the Nature and Science of Sleep...


FALL ASLEEP
Gratitude Meditation
8 mins
SLEEP DEEPER
Dynamic Mask
All Night
WAKE SMARTER
528 Hz Healing Tone
7:30 AM - 7:40 AM
95
GREAT
OPTIMUM BEDTIME REMINDER
10:34 PM
SLEEP STAGES
Wake 28 min 7%
REM 1h 41m 24%
Light 3h 34m 51%
Deep 1h 17m 18%

Wake Up Refreshed

sleepspace.com • 1 min read

71 • 4 comments


Start of Sound

Dan Gartenberg: The brain bene deep sleep -- and how to get mo

TED

There's nothing quite like a good sleep. What if technology could h

Activity

5,571 followers



haha - im liking these memes! we should catchup sometime Trace - would love to show you what we built.

Daniel commented



Michael Gradisar k! I'm testing this out on 65+ population of healthy people with insomnia in an independent living...

Daniel replied to a comment



Hi Michael - our system includes the consensus sleep diary and links with any wearable... You get high resolutions...

Daniel commented

Excited to hear your questions and have our not so sleepy sleep convo Dr. Marcus Ranney !

Daniel shared this

6 Reactions • 1 Comment

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Experience

Founder & CEO

SleepSpace

2009 – Present · 12 yrs

The sleep revolution is here.

We received million of dollars in grants from the National Institute of Health and the National Science Foundation to create a new type of sleep improvement system that works with all major wearable devices, or simply with your phone placed by your bedside.

...see more

Adjunct Assistant Professor

Penn State University

Jul 2016 – Present · 5 yrs 2 mos

Executing an NSF & NIH STTR with the Biobehavioral Health

program and Dr. Orfeu Buxton to develop a wrist watch device to better measure sleep.

Founder & CEO

Mobile Sleep Technologies LLC

May 2016 – May 2018 · 2 yrs 1 mo

Floor 12, 1133 15th St NW, Washington, DC 20005

We received a grant from the National Science Foundation and the National Institute of Health to develop a new way of detecting sleep quality. See:

Co-founder & CEO

Fly Fleet LLC

Oct 2013 – Jan 2018 · 4 yrs 4 mos

Washington D.C. Metro Area

We have a top rated app called Fleet, as seen on the Today Show:

http://www.today.com/video/can-free-apps-really-speed-

Resident

TED Conferences

Mar 2017 – Jun 2017 · 4 mos

Greater New York City Area

TED is a nonprofit devoted to spreading ideas, usually in the form of short, powerful talks (18 minutes or less). TED began in 1984 as a conference where Technology, Entertainment and Design converged, and today covers almost al ...see more

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Education

George Mason University

Ph.D., Psychology

2009 – 2016

University of Wisconsin-Madison

BS, Psychology, English

2004 – 2008

Activities and Societies: Language, Mind, and Brain RA

Licenses & certifications

Biomedical Human Subjects Research (IRB) Course
CITI Program, A Division of BRANY
Issued Oct 2020 · Expires Oct 2023
Credential ID 34918716

See credential

Skills & endorsements

Human Factors · 52

Endorsed by **Frederick R. and 6 others who are highly skilled at this**

Endorsed by **22 of Daniel's colleagues at George Mason University**

Research Design · 43

Endorsed by **Patrick McKnight and 6 others who are highly skilled at this**

Endorsed by **2 of Daniel's colleagues at Fly Fleet LLC**

Human Computer Interaction · 41

Endorsed by **Brian Taylor and 2 others who are highly skilled at this**

Endorsed by **12 of Daniel's colleagues at George Mason University**

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Recommendations

Received (2) Given (5)


#HIRING

Brian Taylor
Program Director, IBM Cloud User Research at IBM
April 7, 2013, Brian and Daniel were students together

Dan is an exceptional student and fellow scientist. He brings a passion and spirit for human factors, asking intriguing questions and developing great solutions. In addition to being productive as a researcher and student, Dan also leverages his expertise in Human Factors and Cognitive Psychology to stoke h... **See more**



Dustin Pfannenstiel
Senior iOS Developer
June 2, 2012, Daniel was a client of Dustin's

Daniel is a forward thinking application designer who ceaselessly explores how mobile devices interact with their users.